BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783





10 December 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA



Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

pp

Sarah Hunter
Head of Investor Relations

To: Sarah Hunter
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 10 December 2004

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date


BAA



Embargoed until 0700 hrs Friday 10 December 2004

BAA announces November traffic figures

BAA's seven UK airports handled a total of 10.2 million passengers in November, an increase of 3.0% over the same month last year.

All BAA's airports recorded increased traffic in November. Aberdeen grew 10.9%, Southampton 9.9%, Glasgow 5.6% and Edinburgh 4.5%. Gatwick's traffic increased 4.6% reflecting healthy growth in scheduled markets which offset a significant decline in charter traffic. Heathrow's growth of 1.2% reflected the impact on the North Atlantic traffic of the US Presidential election and Thanksgiving and more generally by fuel surcharges and the reduction in BA's schedule.

Stansted's 4.2% growth was slower than in previous months. While EasyJet and other airlines continued to enjoy good growth at Stansted in November, Ryanair's traffic growth was low. Ryanair is operating its 2004 winter schedule, which started at the end of October, with a net loss of one route compared with its 2003 schedule.

Among the key markets other long haul (non-North Atlantic) traffic grew 9.9%, domestic 4.7% and European scheduled traffic increased 3.2%. The European charter market declined 13.4%, though this was accentuated by a sharp drop of 23% at BAA's Scottish Airports where a number of leisure destinations have been technically reclassified as scheduled. The underlying decline in the European charter market was 8%. The North Atlantic market was 1.2% down on 2003.

News release

Heathrow Gatwick Stansted Glasgow Edinburgh Aberdeen Southampton



Corporate Affairs
130 Wilton Road, London SW1V 1LQ
T +44 (0)20 7932 6654 F +44 (0)20 7932 6659
email newsdesk@baa.com www.baa.com

In total, BAA's airports recorded an increase of 3.2% in air transport movements during the month while cargo tonnage grew 2.3%.

BAA's guidance for the year of over 6% traffic growth remains unchanged.

For further information on BAA plc see www.baa.com

- Ends -

Media enquiries: **Duncan Bonfield, BAA plc**
Tel + 44 (0) 207 932 6831

City enquiries: **Sarah Hunter, BAA plc**
Tel + 44 (0) 207 932 6692



BAA Traffic Summary : November 2004

Terminal Passengers (000s)	Month	% Change*	Fin year to date: Apr to Nov 04	% Change**	12 months to Nov 04	% Change***
Heathrow	5,119.6	1.2	46,720.2	6.2	66,980.4	6.3
Gatwick	1,957.0	4.6	23,358.3	5.3	31,230.7	4.7
Stansted	1,575.6	4.2	14,895.3	10.6	20,834.1	13.0
London Area Total	**8,652.1**	**2.5**	**84,973.7**	6.7	**119,045.3**	**7.0**
Southampton	116.2	9.9	1,101.6	16.1	1,525.8	29.9
Glasgow	586.5	5.6	6,471.8	6.3	8,527.8	5.0
Edinburgh	616.1	4.5	5,696.5	7.2	7,960.7	6.9
Aberdeen	217.6	10.9	1,878.0	5.4	2,629.1	4.3
Scottish Total	**1,420.2**	**5.9**	**14,046.3**	6.5	**19,117.5**	**5.7**
BAA Total	**10,188.5**	**3.0**	**100,121.6**	6.8	**139,688.7**	**7.0**

Air Transport Movements	Month	% Change*	Fin year to date: Apr to Nov 04	% Change**	12 months to Nov 04	% Change***
Heathrow	38,023	0.2	317,344	2.7	469,205	2.8
Gatwick	17,342	4.1	171,907	3.7	240,458	2.3
Stansted	14,085	1.5	122,638	3.5	177,392	3.9
London Area Total	**69,450**	**1.4**	**611,889**	3.2	**887,055**	**2.9**
Southampton	3,116	10.2	26,026	9.5	37,293	15.9
Glasgow	7,187	9.0	66,084	5.7	92,500	4.3
Edinburgh	9,141	1.7	77,020	6.5	112,370	6.2
Aberdeen	7,258	15.6	56,784	5.4	81,988	4.4
Scottish Total	**23,586**	**7.9**	**199,888**	5.9	**286,858**	**5.1**
BAA Total	**96,152**	**3.2**	**837,803**	4.0	**1,211,206**	**3.7**

Cargo (Metric Tonnes)	Month	% Change*	Fin year to date: Apr to Nov 04	% Change**	12 months to Nov 04	% Change***
Heathrow	118,640	3.4	903,698	10.8	1,316,662	7.8
Gatwick	19,086	-3.2	142,251	-4.5	216,764	-3.2
Stansted	19,694	-1.4	152,482	12.8	225,582	13.4
London Area Total	**157,420**	**1.9**	**1,198,431**	9.0	**1,759,008**	**6.9**
Southampton	23	-14.8	195	-15.6	281	-16.1
Glasgow	682	85.3	6,343	49.2	7,887	54.2
Edinburgh	2,613	16.8	18,503	6.2	26,988	9.9
Aberdeen	328	19.7	2,559	5.1	3,660	4.9
Scottish Total	**3,623**	**25.8**	**27,405**	13.7	**38,535**	**16.2**
BAA Total	**161,066**	**2.3**	**1,226,031**	9.1	**1,797,824**	**7.1**

Above data excludes Air Taxi passengers and Air Taxi movements.

* compared to the month of November 2003

** compared to the eight months April to November 2003

*** compared to the twelve months to November 2003

Market Comparison: November 2004

Market	*BAA Total Nov 03 (000s)*	*BAA Total Nov 04 (000s)*	*% Change*
Domestic	2,128	2,229	4.7
Eire	497	503	1.2
European Scheduled	3,846	3,968	3.2
European Charter*	486	421	-13.4
North Atlantic	1,388	1,371	-1.2
Other Long Haul	1,544	1,697	9.9
Total	**9,890**	**10,189**	**3.0**

* includes North African Charter

Note: Origins and destinations are classified according to ultimate origin or destination of aircraft in the case of multi sector flights

Note: Figures for the market sectors have been rounded. Totals as per Traffic Summary.

